PRESS RELEASE

TSX - CZN OTCBB - CZICF	April 12, 2007

FOR IMMEDIATE RELEASE

Shares Quoted on OTC Bulletin Board in the United States
OTCBB - “CZICF”

Canadian Zinc Corporation (“TSX-CZN”) is pleased to announce that its shares have been admitted for quotation on the OTC Bulletin Board in the United States by the NASD (National Association of Securities Dealers).

The shares will trade under the symbol “CZICF”.

The Company’s shares will continue to be listed and traded on the Toronto Stock Exchange, which is the primary market for the Company’s shares, under the symbol “CZN”, and will also be dually quoted on Pink Sheets Electronic Quotation Service in the United States.

“Canadian Zinc has a large number of U.S. shareholders and there has been increasing interest in the Company from investors in the United States.” said John F. Kearney, Chairman.

The Company’s securities have been registered with the U.S. Securities and Exchange Commission since 1993. Heretofore the shares were quoted as “Other OTC” securities, sometimes referred to as the “gray market”. “Upgrading the quotation to the Bulletin Board is intended to provide US shareholders and investors with easier access and a better, more efficient and more transparent market in Canadian Zinc shares”. said John Kearney.

The OTCBB is a regulated quotation service operated by NASDAQ which permits NASD members to quote any OTC security that is current in its required regulatory filings. The OTCBB includes more than 230 participating Market Makers and electronically displays and transmits real-time quotes, price and volume information. The Pink Sheets is a privately owned company that permits NASD members to quote any OTC security and does not maintain regulatory filing requirements.

The share quotation and other information on the shares and the Company may be obtained at www.otcbb.com or at www.pinksheets.com and by entering the Company’s symbol “CZICF”.

Investing in OTC Securities:

The OTC market presents investment opportunities for intelligent, informed investors, but also has a degree of risk. Investors should avoid the OTC market unless they can afford a complete loss of their investment. Unsophisticated or passive investors should avoid the OTC markets. Many OTC securities are relatively illiquid or thinly traded which can enhance volatility in the share price and may make it difficult to sell on equity position at a later date.

About Canadian Zinc:

Canadian Zinc’s 100% owned Prairie Creek (zinc/silver/lead) Project, located in the Northwest Territories, includes a partially developed underground mine with an existing 1,000 ton per day mill and related infrastructure and equipment. The Prairie Creek Property hosts a major mineral deposit containing a historically estimated resource of 3.6 million tonnes (measured and indicated) grading 11.8% zinc; 9.7% lead; 0.3% copper and 141.5 grams silver per tonne and 8.3 million tonnes (inferred) grading 12.8% zinc; 10.5% lead and 0.5% copper and 169.2 grams silver per tonne, with significant exploration potential. The deposit contains an estimated, in situ 3 billion pounds of zinc, 2.2 billion pounds of lead and approximately 70 million ounces of silver.

Cautionary Statement - Forward Looking Information:

This press release contains certain forward-looking information. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the issue of permits, the size and quality of the company’s mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital and mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings and the financial results of the company. The Company does not currently hold a permit for the operation of the Prairie Creek Mine. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

For further information contact

John F. Kearney	Alan B. Taylor
Chairman	VP Exploration & Chief Operating Officer
(416) 362- 6686	(604) 688- 2001
Suite 1002 - 111 Richmond Street West Toronto, ON M5H 2G4 Tel: (416) 362-6686 Fax: (416) 368-5344	Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001
E-mail: invest@canadianzinc.com Website:  www.canadianzinc.com